                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2002

                         TRAMFORD INTERNATIONAL LIMITED
               c/o Jing Tai Industrial Investment Company Limited
                     34th Floor, West Tower, Shun Tak Centre
                      200 Connaught Road Central, Hong Kong
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F X             Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes _____               No     X

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Annual Meeting and Proxy Statement for the Company's 2001 Annual Meeting of Shareholders, to be held on March 15, 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRAMFORD INTERNATIONAL LIMITED




Date:    February 8, 2002            /s/   MICHAEL SIU
                                     -----------------------------------
                                     By:   Michael Siu
                                           Chief Financial Officer and
                                           Secretary

                                  EXHIBIT INDEX


  --------------------   --------------------------------   ------------------
    EXHIBIT NUMBER                 DESCRIPTION                 PAGE NUMBER
  --------------------   --------------------------------   ------------------

            1              Notice of Annual Meeting and
                          Proxy Statement dated February
                                     18, 2001
  --------------------   --------------------------------   ------------------